Mail Stop 6010

September 14, 2006

Patrick J. McEnany
Chief Executive Officer
Catalyst Pharmaceutical Partners, Inc.
220 Miracle Mile, Suite 234
Coral Gables, Florida 33134

> **Re:** **Catalyst Pharmaceutical Partners, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed September 1, 2006**
> **File No. 333-136039**

Dear Mr. McEnany:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary, page 3

1. We note your response to comment 12 and your revised disclosure on pages 4 and 5 of the Prospectus Summary and reissue the comment. As presently drafted, we believe your discussion on your clinical trials is too detailed for proper inclusion in the summary. Instead, your clinical testing disclosure in the summary should be limited to a discussion of the extent of testing, such as the drugs, indication(s) and current phase of testing. Please revise your summary section accordingly.

Our Business Strategy, page 6

2. We note your response to comment 13 and reissue the comment in part. Please balance the discussion of your strategy in the summary with a discussion of obstacles implementing the following stated goals: (i) your plan to acquire or license additional addiction therapies; (ii) your plan to develop a new form of CPP-109; and (iii) your plan to utilize the knowledge, services and relationships of members of your Scientific Advisory Board.

"We are a developmental stage company whose limited operating history . . . .," page 10

3. We note your response to comment 21 and reissue the comment. Please revise the heading of your risk factor to indicate that your company has no products available nor have you ever had any products available for commercial sale.

"We are dependent on a single chemical compound, vigabatrin," page 11

4. We note your response to comment 29 and your supplemental response that you do not believe you will lose any proprietary position as a result of publication by academic collaborators of data obtained from clinical studies, and that accordingly you have removed the language to that effect. Please explain to us why you believe you would not lose any proprietary position as a result of publication by academic collaborators of data obtained from clinical studies.

"We will need to develop marketing, distribution and production capabilities . . . .," page 13

5. We note your response to comment 25 and reissue the comment. Please identify the manufacturer in this risk factor.

"We have no experience as a public company, and the obligations incident . . . .," page 15

6. We note the disclosure relating to the material weakness identified by your independent auditors following completion of your 2005, 2004 and 2003 financial statements. You indicate that the deficiency noted related to your accounting for equity instruments. Please expand your disclosure by indicating what about your accounting for equity instruments was found to be deficient.

"We may incur substantial costs as a result of litigation or other proceedings . . . .," page 17

7. You indicate that Ovation announced in April 2006 that they intend to commercialize Sabril for cocaine addiction, which you believe would infringe upon your patent rights. Please expand your disclosure to provide for any conversations or other communications you have held or received from Ovation regarding their April 2006 announcement. If no conversations or other communications have been held or received, please indicate that fact. Additionally, please indicate why you have not yet approached Ovation regarding the April 2006 announcement.

"If our non-clinical or clinical trials are unsuccessful or significantly delayed . . . .," page 18

8. We note your response to comment 23 and revisions to several of the risk factors we referenced in our previous comment letter including the risk factor referenced above, and reissue the comment. We believe this risk factor still contains overlapping disclosure and also contains a couple of risks that warrant separate discussion. With respect to overlapping disclosure we note the disclosure contained in the risk factor entitled "There is currently little scientific evidence supporting the use of vigabatrin to treat addition" on page 10 overlaps with this risk factor as both appear to contain redundant disclosure related to the possibility that CPP-109 may not be found to be safe and effective as well as the fact that you will need to conduct extensive additional studies with respect the CPP-109 product. Please revise this risk factor to eliminate redundant discussions related to those areas.

   With respect to the risks that warrant separate discussion, we note the discussion in the fourth paragraph of this risk factor discussing the risks and consequences related to the possibility that you may be unable to demonstrate that CPP-109 is bioequivalent to Sabril. Please present your discussion regarding that risk as a new separate risk factor discussion. Similarly, your discussion in the fifth paragraph relating to difficulties in conducting your clinical trials due to the nature of the addiction mechanism and the resulting target patient population warrants discussion in a new separate risk factor. Please revise your risk factor section accordingly.

"If the FDA does not accept an NDA from us based on the results of our Phase II . . . .," page 19

9. You indicate in this risk factor that "if the results of our Phase II clinical trial in the United States are compelling, we may elect to file an NDA on the basis of this study and seek FDA review under its accelerated approval process." This disclosure is confusing because later in the risk factor you indicate that [e]ven if your Phase II trial is successfully completed, "the FDA will not likely accept an NDA on the basis of a single study or review the NDA under the accelerated approval process." Why would you submit an NDA based on a single study if it is likely to be rejected by the FDA? Please explain or revise your disclosure accordingly.

"We are effectively controlled by our Chairman and Chief Executive Officer," page 22

10. Please revise your risk factor heading to reflect the potential adverse effect of control by your Chairman and Chief Executive Officer, such as his ability to significantly influence or exert control over the outcome of most stockholder actions, including the entrenchment of management and the election of all directors.

"You will experience immediate and substantial dilution as a result of this . . . .," page 23

11. We note your response to comment 36 and the inclusion of a cross-reference directing your readers to the Dilution section to obtain more information on how they will experience immediate and substantial dilution as a result of your current proposed

offering and reissue the comment. Cross-references to other sections of the document should be avoided because your reader should be able to obtain descriptions of a particular risk and the specific and immediate effects by reading the disclosure contained in the risk factor section. Please revise this risk factor to explain that investors who purchase shares will:

    a. Pay a price that substantially exceeds the value of your assets after subtracting its liabilities; and

    b. Contribute ___% of the total amount to fund the company but will only own ___% of the outstanding share capital and ____% of the voting rights.

<u>"Our business may require additional capital," page 23</u>

12. We note your response to comment 19 and your revised disclosure, including the new risk factor entitled "Our business may require additional capital" on page 23. Previously we sought for you to add a risk factor concerning your need for additional capital and to have that risk factor placed in close proximity to the risk factor discussion regarding the dilution consequences of you raising additional capital. Based on the revisions you have provided, however, it appears that your new risk factor regarding your need to raise additional capital is more appropriate for placement after the first risk factor entitled "We are a developmental stage company whose limited operating history makes it difficult to evaluate our future performances" on page 10 of your risk factor. Please revise your risk factor section accordingly.

<u>Use of Proceeds, page 26</u>

13. We note your response to comment 43 and reissue the comment in part. Please state the approximate dollar amount for each of general corporate purposes you list in this section.

<u>Dilution, page 29</u>

14. We note your response to prior comment 45 but continue to believe that you need to disclose the historical net tangible book value and related per share amount as of the most recent historical balance sheet date with separates lines for the effects of all conversions of preferred stock subsequent to the balance sheet date. Refer to Item 506 of Regulation S-K.

<u>Management's Discussion and Analysis, page 33</u>

15. We note your response to comment 25 and your supplemental response indicating that the material terms of your agreement with your contract manufacturer has been added to the Management's Discussion and Analysis section and further that a cross reference has been added to the text on page 53 of your Business section. <u>First</u>, please note that descriptions of material agreements should be provided for in the text of the Business section as opposed to the Management's Discussion and Analysis section or in a footnote.

Second, we do not believe your description of the contract manufacturing agreement as currently drafted adequately provides the material terms of the agreement. For example, you do not disclose the identity of the contractor or when the agreement expires. Additionally, you do not indicate if there are any renewal, indemnification or termination provisions. You should also add disclosure regarding your rights and obligations under the agreement. In that regard, please revise your Business section to provide all the material terms of the manufacturing agreement.

Our Business, page 40
Overview, page 40

16. We note your response to comment 37 and your supplemental response that you have been advised by the FDA in writing that the FDA may consider the Mexican study as a clinical support for an NDA filing by you. Please revise your document to provide the information you provide in your supplemental response to us. Please also provide disclosure indicating under conditions the FDA may consider the Mexican study in support of an NDA. Please also revise your document to add appropriate caveats, such as (i) the FDA still requiring you to conduct further testing in the U.S. in support of the NDA; and (ii) the FDA may not consider the Mexican study as a clinical support for an NDA and as a result you may have to conduct all new testing in the U.S. prior to submitting an NDA. Please also provide us with a copy of the FDA letter advising you that the FDA may consider the Mexican study as a clinical support for an NDA filing by you.

17. We note your response to comment 50 and reissue the comment in part. Please indicate how the Fast Track status facilitates the drug development and regulatory review process.

Our Clinical Research, page 45

18. We note your response to comment 51 and your supplemental response regarding the reasons you believe no Phase I study is required. Please provide similar disclosure in your document. Additionally, please indicate how you plan to provide the FDA with evidence sufficient to demonstrate that CPP-109 is safe if you do not conduct a Phase I clinical trial.

19. Please add disclosure that you have also allocated funds from the proceeds of this offering for other clinical and non-clinical studies that may be required, including, if needed, a Phase I trial for your CPP-109 product.

Clinical Studies That We Support, page 46

20. We note your disclosure that you believe that the clinical trial that you are currently supporting in Mexico will be considered a Phase II study because it is designed to evaluate the safety and efficacy of vigabatrin as a treatment for cocaine addiction. Please revise your disclosure to provide appropriate disclaimers that that the FDA may still require you to conduct a Phase II study in the U.S. as your Mexico study is being

conducted in a foreign country under different regulations and standards and without FDA oversight in any respect.

Pilot Studies, page 47

21. We note your discussion under the subheading "Results" on page 47 where you discuss the sample sizes for calculating your P values for your pilot studies. Given the small sample sizes and large number of patients who dropped out of the studies, please explain to us how the small sample sizes could effect the reliability of the P values. To the extent you believe the P values are unreliable due to the small sample sizes, please provide additional disclosure to that fact and how and why such numbers could be unreliable in this section as well elsewhere in the document where you provide P value disclosure.

Manufacturing, Marketing and Reimbursement, page 53

22. We note your response to comment 54 and your supplemental response that in order to manufacture CPP-109, you will need to obtain approval of an NDA for CPP-109 and that your contract manufacturer will need to show compliance with cGMP in manufacturing operation. You also indicate that such matters have been disclosed in numerous places in the registration statement. We believe inclusion of the approval requirements in this section will be helpful to investors rather than having them refer to other sections of the document. Please revise your disclosure accordingly.

9. Stock Options Granted, page F-11

23. We are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and may have further comment in this regard when the amendment containing that information is filed.

Interim Financial Statements

Notes to Financial Statements, page F-18

24. We note your response to prior comment 65 but it does not appear to us that you have provided the disclosures required by SFAS 123R. Please provide the disclosures required by paragraphs 64, 84 and A240 of SFAS 123(R), Share-Based Payment or demonstrate to us how you currently have the required disclosures included in your interim financial statements.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Todd Sherman at (202) 551-3665 or Kevin Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Philip B. Schwartz, Esq.
        Akerman Senterfitt
        One Southeast Third Avenue
        Miami, Florida 33131